# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 918942202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001841619
Persons authorized to receive notices and communications: Maier J. Tarlow, 2 Wooster Street, 2nd Floor, NEW YORK, New York (NY), 10013, (646) 845-0040

## Reporting persons
- 3i, LP (CIK 0001841619): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 132,671; sole dispositive power 0; shared dispositive power 132,671; aggregate amount beneficially owned 132,671 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 7 (as defined in Item 1 below), such shares and percentage are based on 1,285,626 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding as of August 24, 2026, as verified with the Issuer. Beneficial ownership consists of 90,252 shares of Common Stock directly held by 3i, LP and 42,419 shares of Common Stock issuable in any combination upon (i) exercises of certain common stock purchase warrants (the "Warrants") held directly by 3i, LP, which exercises are subject to a 9.99% beneficial ownership limitation provision (a "Blocker"), (ii) conversions of a senior secured convertible note in the original principal amount of $16,253,147.10 (the "Note") held directly by 3i, LP, which conversions are subject to a Blocker, (iii) conversions of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series B Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker, and (iv) conversions of shares of Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series C Preferred Stock") directly held by the 3i, LP, which conversions are subject to a Blocker. Unless the context expressly dictates otherwise, all references to share and per share amounts in this Amendment No. 7 give effect to the Issuer's 1-for-25 reverse stock split effected at 12:01 a.m. Eastern Time on August 31, 2026.
- Tumim Stone Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 132,671; sole dispositive power 0; shared dispositive power 132,671; aggregate amount beneficially owned 132,671 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 7, such shares and percentage are based on 1,285,626 shares of Common Stock outstanding as of August 24, 2026, as verified with the Issuer. Beneficial ownership consists of 90,252 shares of Common Stock indirectly held by the reporting person and 42,419 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.
- Maier J. Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 132,671; sole dispositive power 0; shared dispositive power 132,671; aggregate amount beneficially owned 132,671 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 7, such shares and percentage are based on 1,285,626 shares of Common Stock outstanding as of August 24, 2026, as verified with the Issuer. Beneficial ownership consists of 90,252 shares of Common Stock indirectly held by the reporting person and 42,419 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Valion Bio, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on August 3, 2026, as amended by Amendment No. 1 filed on August 11, 2026, Amendment No. 2 filed on August 14, 2026, Amendment No. 3 filed on August 19, 2026, Amendment No. 4 filed on August 24, 2026, Amendment No. 5 filed on August 27, 2026 and Amendment No. 6 filed on September 2, 2026 (as amended, the "Original Schedule 13D") by (a) 3i, LP, (b) Tumim Stone Capital, LLC ("Tumim Stone"), (c) 3i Management LLC ("3i Management") and (d) Maier J. Tarlow ("Mr. Tarlow" and, together with 3i, LP, 3i Management and Tumim Stone, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 7.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 7.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 7.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 7.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 7.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 7.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 7.

## Item 4. Purpose of Transaction
Purpose of transaction: This Item 4 is not being amended by this Amendment No. 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This Item 5 is not being amended by this Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose: This Item 5(b) is not being amended by this Amendment No. 7.
Transactions in the class effected during the past sixty days: This Item 5(c) is hereby amended to add the transactions set forth in Exhibit 12 attached herein.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not being amended by this Amendment No. 7.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not being amended by this Amendment No. 7.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 is not being amended by this Amendment No. 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit: Exhibit 12: Additional Transactions

## Signatures
- 3i, LP: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, general partner of 3i, LP (09/03/2026)
- Tumim Stone Capital, LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, manager of Tumim Stone Capital, LLC (09/03/2026)
- 3i Management LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager (09/03/2026)
- Maier J. Tarlow: /s/ Maier J. Tarlow, Maier J. Tarlow (09/03/2026)